UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission File Number 1-11037

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Praxair Distribution, Inc. 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Praxair, Inc.

39 Old Ridgebury Road

Danbury, Connecticut 06810-5113

Praxair Distribution, Inc. 401(k) Retirement Plan

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Praxair Distribution, Inc. 401(k) Retirement Plan

Danbury, Connecticut

We have audited the accompanying statements of net assets available for benefits of the Praxair Distribution, Inc, 401(k) Retirement Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO USA, LLP

Philadelphia, Pennsylvania

May 27, 2011

Praxair Distribution, Inc. 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

As of December 31, 2010 and 2009

	December 31,
	2010	2009
Assets:
Investments, at fair value (Note 5 and 6):	$178,886,047	$157,823,872
Receivables:
Participant contributions	59,363	57,909
Employer contributions	214,493	208,008
Notes receivable from participants	8,188,183	7,564,476

Total receivables	8,462,039	7,830,393

Total Assets	187,348,086	165,654,265
Liabilities:
Accrued expenses	18,922	12,400

Net Assets Available for Benefits at Fair Value	187,329,164	165,641,865
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 3)	(367,250)	460,549

Net Assets Available for Benefits	$186,961,914	$166,102,414

The accompanying notes are an integral part of these financial statements.

Praxair Distribution, Inc. 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2010

Additions to (Deductions from) Net Assets
Contributions:
Participants	$7,724,122
Employer	5,389,845
Rollovers from other plans (Note 2)	616,074

Total contributions	13,730,041

Investment income:
Net appreciation in fair value of investments (Note 5)	19,009,639
Interest and dividends	3,188,168

Total net investment income	22,197,807

Interest on participant notes receivable	267,315

Benefits paid to participants	(13,978,768)
Administrative expenses	(162,766)

(14,141,534)

Increase in Net Assets	22,053,629
Transfers from other plans (Note 9)	305,651
Transfers to other plans (Note 9)	(1,499,780)
Net Assets Available for Benefits
Beginning of year	166,102,414

End of year	$186,961,914

The accompanying notes are an integral part of these financial statements.

Praxair Distribution, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2010 and 2009

Note 1 - Inception of the Plan

GenEx, LTD, the predecessor company to Praxair Distribution, Inc., previously established a 401(k) profit sharing plan on March 1, 1989. On January 1, 1997, this plan was adopted by Praxair Distribution, Inc. (the “Company”) and renamed as the Praxair Distribution, Inc. 401(k) Retirement Plan (the “Plan”).

Note 2 - Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions. The following information does not apply to employees covered under a bargaining unit agreement. Employees covered under a collective bargaining agreement should refer to such agreement for the terms applicable to them.

General

The Plan is a defined contribution plan and is administered by the Administration and Investment Committee for the Praxair Distribution, Inc. 401(k) Plan (the “Administrator”). The Board of Directors of Praxair Distribution, Inc. oversees the activities of the Administrator. The trustee of the Plan’s assets is Fidelity Management Trust Company (“Fidelity”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility

All regular full-time employees (as defined in the Plan) of the Company and any of its affiliates that have adopted the Plan are eligible to participate in the Plan. Part-time employees (as defined in the Plan) of the Company and its participating subsidiaries are eligible to participate in the Plan following their completion of certain minimum service requirements as set forth in the Plan.

Contributions

Participant contributions to the Plan are made through payroll deductions. Contributions for all Plan participants are calculated as a percentage of compensation (as defined in the Plan). Non-highly compensated employees (as defined in the Internal Revenue Code (the “Code”)) are allowed to contribute up to 40% of their eligible compensation on either a before-tax or after-tax basis or a combination of both. Highly compensated employees are allowed to voluntarily contribute up to 15% of their eligible compensation to the Plan, of which 9% may be on a before-tax basis. The Plan must meet the actual deferral percentage tests in Section 401(k)(3)(A) of the Code. All participants’ before-tax contributions are limited, however, to an indexed annual amount prescribed by the Internal Revenue Service (the “IRS”), which amounted to $16,500 in 2010 and 2009. All employees who are eligible to make elective deferrals under the Plan and who have attained age 50 before the close of the Plan year may elect to make additional “catch-up” contributions for the Plan year. The maximum catch-up contribution amount permitted under the Code was $5,500 in 2010 and 2009.

Beginning in 2010, participants are able to designate part or all of their future contributions as Roth 401(k) contributions. Roth 401(k) contributions are made on an after-tax basis. Roth 401(k) contributions are eligible for Company matching contributions. The combined Roth 401(k) and pre-tax 401(k) contributions cannot exceed the annual IRS or Plan limits specified above. Distributions from the Roth 401(k) account are free from income tax as long as it has been at least five tax years since the participant first made a Roth contribution to the Plan and the participant is at least age 59 1/2.

Effective December 10, 2010, participants meeting certain minimum age and/or Plan participation requirements are able to convert part or all of their 401(k) pre-tax and Company contribution account balances into designated Roth 401(k) account balances.

Praxair Distribution, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2010 and 2009

Amounts converted to Roth 401(k) are subject to income tax in the year of conversion, but are free from income tax upon distribution as long as it has been at least five tax years since the participant first made Roth contributions (including the conversion) to the Plan and the participant is at least age 59 1/2.

All newly hired eligible employees are automatically enrolled in the Plan at a pre-tax contribution rate of 4% of eligible compensation unless the employee affirmatively elects not to participate in the Plan or elects to participate at a different rate. Prior to being automatically enrolled in the Plan, each newly hired eligible employee is provided a notice of the Plan’s automatic enrollment provisions and is given a period of time during which to opt out of Plan participation. Newly hired eligible employees may also voluntarily elect to enroll in the Plan with an effective date prior to the date they would otherwise be automatically enrolled and may elect a contribution rate other than 4% of eligible compensation.

All participants, including those who are automatically enrolled, may change or suspend their level of Plan contributions at any time.

All regular/full-time employees (as defined in the Plan), except those employed by Praxair Distribution Southeast, LLC (“PDSE”), are immediately eligible for Company contributions as outlined below. Such contributions are subject to a three year vesting schedule. The three year vesting period begins on the employee’s date of hire or adjusted date of hire for a former participant reemployed by the Company, whichever is earlier. Participants employed by PDSE are subject to a two-years of service waiting period before being eligible to receive Company contributions under the Plan and any Company contributions made on behalf of an eligible employee of PDSE are fully vested at all times. In addition, part-time employees are only eligible to receive Company contributions through the Plan after their completion of certain minimum service requirements as set forth in the Plan.

The Company will make a contribution on behalf of eligible employees according to the following table. One Age & Service Point is granted for each year of age, and one point for each full year of Company service. Points are determined at the beginning of the Plan year. The Company contribution is a percent of compensation (as defined in the Plan). The contribution will be made at the end of each pay period.

Age & Service Points	Under 30 points	30 - 39 points	40 - 49 points	50 - 54 points	55 or more points
Company Contribution	2.0%	2.5%	3.0%	4.0%	5.0%

Vesting

Participants are at all times fully vested in their own contributions, Company contributions made prior to July 1, 2004, and rollover contributions. All participants, except those employed by PDSE, become fully vested in Company contributions made on or after July 1, 2004 after completing three years of service (as defined in the Plan). Participants who are employees of PDSE are at all times fully vested in all Company contributions made on their behalf. Unvested Company contributions are forfeited following separation from the Company and may be used to reduce future Company contributions or for Plan expenses.

Investment Options

Plan participants may, subject to certain restrictions, direct the investment of their Plan accounts among various investment options offered by the Plan as listed below:

Praxair Distribution, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2010 and 2009

Mutual funds

Common trusts

Praxair Common Stock Fund

Participants may change the investment direction of their contributions and existing balances at any time.

Dividend Payout on Company Stock Funds

A portion of the Plan, consisting of the Praxair Common Stock Fund has been designated as an Employee Stock Ownership Plan (“ESOP”). A dividend payout feature allows participants to elect to receive any future dividends from the Praxair Common Stock Fund in cash as taxable distributions, rather than having such dividends reinvested in the Plan. The designation as an ESOP has no other effect on benefits under the Plan.

Withdrawals and Distributions

Plan participants may withdraw after-tax contributions from their account balances while working and, in limited cases (as defined in the Plan’s provisions), may withdraw before-tax contributions. Mandatory distributions from the Plan are required to begin no later than April 1 of the year following the year in which a participant attains age 70 1/2 or retires from service with the Company, whichever is later. Actively employed participants may begin receiving distributions of pre-tax contributions at age 59 1/2.

Loans

The Plan generally permits participants to borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balances. Participants are permitted to have two loans outstanding at any time. Certain other restrictions apply, as defined in the Plan’s provisions.

Loans are repaid during fixed terms not to exceed five years (thirty years for principal home loans). Principal and interest is paid ratably, generally through payroll deductions. The loans are collateralized by the balance in the participant’s account and bear interest at fixed rates determined at loan inception. The loan interest rate is set quarterly at a rate equal to 1% less than the prime rate. Interest rates on outstanding loans as of December 31, 2010, ranged from 2.25% to 9.30% with various dates of maturity through 2040. A loan application fee of $35 is charged to the participant’s account for each new loan.

Loans to participants are carried at unpaid principal balance plus accrued but unpaid interest.

Rollovers

Rollovers represent transfers of account balances of certain participant contributions into certain investments of the Plan from other qualified plans or individual retirement accounts.

Forfeitures

Under the Plan’s provisions, when Company contributions of non-vested participants are forfeited, the amount shall be applied either to pay the Plan’s administrative expenses or reduce future Company contributions. Forfeited amounts of non-vested Company contributions totaled $86,431 and $440,780 in 2010 and 2009, respectively.

Note 3 - Summary of Significant Accounting Policies

Praxair Distribution, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2010 and 2009

Method of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Recent Accounting Pronouncements

The following standards were effective for the Plan in 2010:

•

Disclosures about Fair Value Measurements – In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, “Fair Value Measurements and Disclosures (ASC Topic 820) – Improving Disclosures about Fair Value Measurements.” The standard added new requirements for disclosures about transfers into and out of Levels 1 and 2 and clarified existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The portion of this standard related to these items was effective for the Plan in 2010 and its adoption did not have a significant impact on the financial statements. In addition, the standard added requirements for separate disclosures about the activity relating to Level 3 fair value measurements effective for the Plan on January 1, 2011. See Note 6 for the required disclosures.

•

Reporting Loans to Participants – In September 2010, the FASB issued ASU No. 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans” (ASC 962), which is effective for the Plan in 2010. This ASU requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The guidance is effective for fiscal years ending after December 15, 2010. In accordance with the transition provisions, prior years’ presentation and disclosures have been retrospectively adjusted to conform to the new standard.

Reclassification

Participant loans previously reported as a component of investments have been reclassified to a component of receivables in order to conform to the current year presentation.

Payment of Benefits

Benefits are recorded when paid.

Participants’ Account Activity

Participant accounts are credited with participant and Company contributions and an allocation of the Plan’s earnings, which is based on the participant account balances. Participant accounts are charged for withdrawals and administrative expenses.

Investment Valuation and Income Recognition

Plan investments are reported at fair value which is determined based upon quoted market prices or using observable market based inputs, other than quoted market prices, for similar investments. Funds are valued on a daily basis. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The fair value per unit of investments in common trusts is determined by each fund’s trustee based on the fair value of the underlying securities within that fund. The relevant accounting standard for defined contribution plans defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution plans. As required by the standard,

Praxair Distribution, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2010 and 2009

investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value. The Fidelity Managed Income Portfolio II Class 3 Fund is stated at fair value in accordance with the provisions of the standard. Contract value represents contributions made plus earnings, less Plan withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options that invest in any combination of stocks, bonds, fixed income securities and other investment securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Note 4 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009 to Form 5500:

	2010	2009
Net assets available for benefits per the financial statements	$186,961,914	$166,102,414
Adjustment from fair to contract value for fully benefit-responsive contracts	367,250	(460,549)

Net assets available for benefits per the Form 5500	$187,329,164	$165,641,865

The following is a reconciliation of the net investment income per the financial statements for the year ended December 31, 2010 to the Form 5500:

Praxair Distribution, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2010 and 2009

2010
Total net investment income per the financial statements	$22,197,807
Adjustment from fair to contract value for fully benefit-responsive contracts as of December 31, 2010	367,250
Adjustment from fair to contract value for fully benefit-responsive contracts as of December 31, 2009	460,549

Total net investment income per the Form 5500	$23,025,606

Note 5 - Investments

Individual investments held by the Plan that exceed five percent of the Plan’s net assets available for benefits at December 31, 2010 and 2009, respectively, are noted below:

	2010	2009
Fidelity MIP II Class 3 Fund (contract value - $36,825,209 and $37,116,534, respectively)	$37,192,459	$36,655,985
Praxair Common Stock Fund	29,919,878	26,854,460
Invesco US Small Cap Value Fund Class Y	25,285,674	20,617,229
Vanguard LifeStrategy Moderate Growth Fund	20,975,054	16,822,663
Spartan 500 Index Fund	13,015,789	11,609,858
Fidelity Magellan Fund	10,485,833	9,796,172

The Fidelity Managed Income Portfolio (“MIP”) II Class 3 Fund, a commingled pool, is a stable value fund that may invest in investment contracts issued by insurance companies and other financial institutions, fixed income securities and money market funds and is presented in the financial statements at fair value and is adjusted to contract value because such investments are fully benefit-responsive investment contracts. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value during the term of the contract. There is no reserve against the contract value for credit risk of the contract issuer or otherwise. The investment contract and fixed income security commitments are backed solely by the financial resources of the issuer. If an event occurs that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial termination or merger with another plan); (ii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the plan. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable. The average yield based on actual earnings was approximately 2% and 3% at December 31, 2010 and 2009, respectively. The average yield based on interest credited to participants was approximately 2% at December 31, 2010 and 2009.

Praxair Distribution, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2010 and 2009

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Year Ended December 31, 2010

Mutual Funds	$13,699,914
Praxair Common Stock Fund	4,919,426
Common Trust	390,299

$19,009,639

Note 6 - Fair Value Measurements

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value in three broad levels as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities

Level 2 – quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 – inputs that are unobservable (for example cash flow modeling inputs based on assumptions)

The following tables summarize investment assets measured at fair value at December 31, 2010 and 2009:

Praxair Distribution, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2010 and 2009

	Investment Assets at Fair Value at December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large-Cap	$28,831,606	$—	$—	$28,831,606
Mid-Cap	8,197,507	—	—	8,197,507
Small-Cap	25,285,674	—	—	25,285,674
Balanced	25,821,375	—	—	25,821,375
International	7,702,396	—	—	7,702,396
Emerging markets bond fund	4,019,643	—	—	4,019,643
Domestic bond fund	8,433,826	—	—	8,433,826
Praxair Common Stock Fund	29,919,879	—	—	29,919,879
Common trusts:
Large-Cap	—	1,806,545	—	1,806,545
International	—	1,675,137	—	1,675,137
Domestic bond fund	—	37,192,459	—	37,192,459

Total	$138,211,906	$40,674,141	$—	$178,886,047

	Investment Assets at Fair Value at December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large-Cap	$25,952,420	$—	$—	$25,952,420
Mid-Cap	6,001,310	—	—	6,001,310
Small-Cap	20,617,229	—	—	20,617,229
Balanced	21,068,698	—	—	21,068,698
International	7,462,262	—	—	7,462,262
Emerging markets bond fund	2,860,737	—	—	2,860,737
Domestic bond fund	7,348,349	—	—	7,348,349
Praxair Common Stock Fund	26,854,460	—	—	26,854,460
Common trusts
Large-Cap	—	1,460,866	—	1,460,866
International	—	1,541,556	—	1,541,556
Domestic bond fund	—	36,655,985	—	36,655,985

Total	$118,165,465	$39,658,407	$—	$157,823,872

There are no plan liabilities that are required to be recorded at fair value at December 31, 2010 and 2009.

The following is a description of the valuation methodologies for the Plan assets measured at fair value. There have been no changes to the methodologies used at December 31, 2010 and 2009.

Mutual Funds – Large-Cap – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in marketable equity securities with companies that have large market capitalization. The fair value of these

Praxair Distribution, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2010 and 2009

investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.

Mutual Funds – Mid-Cap – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in marketable equity securities with companies that have moderate market capitalization. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.

Mutual Funds – Small-Cap – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in marketable equity securities with companies that have small market capitalization. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.

Mutual Funds – Balanced – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in marketable equity and fixed income securities. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.

Mutual Funds – International – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in international marketable equity securities. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.

Mutual Funds – Emerging Markets Bond Funds – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in fixed income securities within emerging markets. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.

Mutual Funds – Domestic Bond Fund – This class primarily consists of publicly traded funds of registered investment companies. The mutual funds invest primarily in fixed income securities within the domestic market. The fair value of these investments is determined by reference to the fair value of the underlying securities of the mutual funds. The net asset value of the mutual fund’s shares is quoted on the exchange where the fund is traded and therefore classified as Level 1 within the valuation hierarchy.

Common Trusts – Large-Cap – This class consists of private funds that invest primarily in marketable equity securities with large market capitalization. The net asset value of the common trusts is provided by the trustee and is determined by reference to the fair value of the underlying securities of the trust, which are valued primarily through the use of directly or indirectly observable inputs. Common trusts are classified as Level 2 within the valuation hierarchy.

Praxair Distribution, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2010 and 2009

Common Trusts – International – This class consists of private funds that invest primarily in international marketable equity securities and other investments. The net asset value of the common trusts is provided by the trustee and is determined by reference to the fair value of the underlying securities of the trust, which are valued primarily through the use of directly or indirectly observable inputs. Common trusts are classified as Level 2 within the valuation hierarchy.

Common Trusts – Domestic Bond Fund – This class consists of a commingled stable value fund that primarily invests in domestic fixed income securities, money market funds and may invest in investment contracts issued by insurance companies and other financial institutions. The net asset value of the common trusts is provided by the trustee and is determined by reference to the fair value of the underlying securities of the trust, which are valued primarily through the use of directly or indirectly observable inputs. Common trusts are classified as Level 2 within the valuation hierarchy.

Praxair Common Stock Fund – The Praxair Common Stock Fund is an employer stock unitized fund. The fund consists of Praxair, Inc. common stock and a short-term cash component, which provides liquidity for daily trading. Praxair, Inc. common stock is valued at the quoted market price from a national securities exchange and the short term cash investments are valued at cost, which approximates fair value. The Praxair Common Stock Fund is classified as Level 1 within the valuation hierarchy.

Note 7 - Tax Status

The Internal Revenue Service determined and informed the Company by a letter dated January 31, 2003, that the Plan and related trust were designed in accordance with applicable sections of the Code. During 2008, the Plan submitted for a new determination letter with the Internal Revenue Service. On March 3, 2011, the Internal Revenue Service issued a new favorable determination letter for the Plan contingent upon the adoption of the proposed amendments submitted in the letter by June 2, 2011. These amendments were adopted by the Administrator on March 22, 2011. The Plan Administrator and counsel believe that in design and operation, the Plan continues to operate in accordance with applicable law.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal, state and/or local taxing authorities. The Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2007.

Note 8 - Plan Expenses

Administrative fees are paid by the Plan in accordance with Plan provisions and allocated to Plan participant accounts based upon account balances. Plan participants were charged an annual rate of 0.08% of their account balance on a monthly basis from January 1, 2010 through June 30, 2010. These fees, which are accumulated and paid out of the Fidelity MIP II Class 3 Fund, are intended to cover all administrative expenses incurred by the Plan. To the extent deductions from participant accounts were insufficient to cover

Praxair Distribution, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2010 and 2009

the total cost of the Plan, the difference would be paid by the Company. Amounts paid by the Company for Plan expenses during 2010 were insignificant. Effective July 1, 2010, the participant fee deduction was suspended. The suspension was in effect at December 31, 2010.

Note 9 - Transfers of Participants

Participant Plan account balances are reflected by the recordkeeper as of the closing date per the financial statements. Participants who transfer between the Company and/or any of its subsidiaries during the Plan year have their respective balances reflected in the 401(k) plan of the Praxair entity by whom they were employed at the end of the Plan year. The amounts reflected in the Statement of Changes in Net Assets Available for Benefits represent the balances of participants who moved into the Plan or out of the Plan into another Company-sponsored Plan during the year. The amounts for transfers into the Plan and out of the Plan due to participants moving between the other plans during the year were $305,651 and $1,499,780, respectively.

Note 10 - Parties-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Certain Plan investments include shares of common stock of Praxair, Inc., the Plan Sponsor, and, therefore, these transactions qualify as party-in-interest transactions. Loans to participants also qualify as party-in-interest transactions.

Note 11 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan’s provisions to terminate the Plan at its sole discretion. Upon such termination, participants will become 100% vested and the net assets of the Plan will be distributed or sold exclusively for the benefit of the participants (or their beneficiaries).

Note 12 - Subsequent Events

Effective March 31, 2011, the Morgan Stanley Institutional Core Plus Fixed Income Fund was closed, and no further contributions to the Fund were allowed. All participant balances in the Morgan Stanley Fund were transferred to the Vanguard Total Bond Market Index Fund as of the market close on that date.

On April 14, 2011, shareholders in the Plan’s INVESCO US Small Cap Value Y Fund approved a merger of the Fund into the INVESCO VK Small Cap Value Y Fund. The merger of the two Funds took place on May 20, 2011.

Praxair Distribution, Inc. 401(k) Retirement Plan

EIN: 94-1693764, Plan Number: 333

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2010

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost		(e) Current value
*	Fidelity MIP II Class 3 Fund	Common/Collective Trust	*	*	$37,192,459
*	Praxair Common Stock Fund	Common Stock	*	*	29,919,879
	Invesco US Small Cap Value Fund Class Y	Mutual Fund	*	*	25,285,674
	Vanguard LifeStrategy Moderate Growth Fund	Mutual Fund	*	*	20,975,054
*	Spartan 500 Index Fund	Mutual Fund	*	*	13,015,789
*	Fidelity Magellan Fund	Mutual Fund	*	*	10,485,833
*	Fidelity International Discovery Fund	Mutual Fund	*	*	7,702,396
	MSIFT Core Plus Fixed Income Portfolio	Mutual Fund	*	*	7,130,029
	Columbia Acorn Fund - Class Z	Mutual Fund	*	*	8,197,507
	Vanguard LifeStrategy Income Fund	Mutual Fund	*	*	4,846,321
*	Fidelity Equity Income Fund	Mutual Fund	*	*	5,329,984
	PIMCO Emerging Markets Bond Fund	Mutual Fund	*	*	4,019,643
	Wellington TC Growth Portfolio	Common/Collective Trust	*	*	1,806,545
	International Index Fund	Common/Collective Trust	*	*	1,675,137
	Vanguard Total Bond Market Index Institutional Plus	Mutual Fund	*	*	1,303,797

					178,886,047
*	Notes receivable from participants	Rates ranging from 2.25% to 9.30%; maturities through 2040	—		8,188,183

	Total investments and notes receivable from participants				$187,074,230

*	Party-in-interest
**	Cost information is not required for participant directed investments and therefore, is not included

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Praxair Distribution, Inc. 401(k) Retirement Plan

Date: May 27, 2011	By:	/S/ JAMES S. SAWYER
James S. Sawyer,
Member of the Administration and Investment
Committee for the Praxair Distribution, Inc.
401(k) Retirement Plan

(On behalf of the Plan)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Praxair Distribution, Inc. 401(k) Retirement Plan

Danbury, Connecticut

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-30801) of our report dated May 27, 2011, relating to the financial statements and supplemental schedule of the Praxair Distribution, Inc. 401(k) Retirement Plan appearing in this Form 11-K for the year ended December 31, 2010.

/s/ BDO USA, LLP

Philadelphia, Pennsylvania

May 27, 2011